Exhibit 99.2

October 20, 2021
TO THE SHAREHOLDERS OF CASTOR MARITIME INC.
Enclosed is a Notice of the 2021 Annual Meeting of Shareholders (the “Meeting”) of Castor Maritime Inc. (the “Company”), which will be held at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, on November 30, 2021 at 6:00 p.m. local time, Proxy Statement and related materials.
At this Meeting, shareholders of the Company will consider and vote upon proposals:
1.	To elect one Class A Director to serve until the 2024 Annual Meeting of Shareholders (“Proposal One”);
2.
To ratify the appointment of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year of 2021 (“Proposal Two”, and together with Proposal One, the “Proposals “); and

3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
Only holders of record of shares of our common stock, par value $0.001 per share, (the “Common Shares”) and shares of our Series B Preferred Shares, par value $0.001 per share (the “Series B Preferred Shares” and, together with the Common Shares, the “Shares”) at the close of business on October 15, 2021 will be entitled to vote at the Meeting. Each Common Share then held entitles the holder thereof to one (1) vote and each Series B Preferred Share entitles the holder thereof to one hundred thousand (100,000) votes on the Proposals. The holders of the Common Shares and the Series B Preferred Shares will vote together on the Proposals as a single class.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote and voting at the Meeting. You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.
IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Sincerely,

Petros Panagiotidis
Chairman and Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 30, 2021

NOTICE IS HEREBY given that the 2021 Annual Meeting of Shareholders (the “Meeting”) of Castor Maritime Inc. (the “Company”) will be held at 6:00 p.m. local time on November 30, 2021, at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, for the following purposes, of which Items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:
1.	To elect one Class A Director to serve until the 2024 Annual Meeting of Shareholders (“Proposal One”);
2.
To ratify the appointment of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year of 2021 (“Proposal Two”, and together with Proposal One, the “Proposals”); and

3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The Board has fixed the close of business on October 15, 2021, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

Only holders of record of shares of our common stock, par value $0.001 per share, (the “Common Shares”) and shares of our Series B Preferred Shares, par value $0.001 per share (the “Series B Preferred Shares” and, together with the Common Shares, the “Shares”) at the close of business on October 15, 2021 will be entitled to vote at the Meeting. Each Common Share then held entitles the holder thereof to one (1) vote and each Series B Preferred Share then held entitles the holder thereof to one hundred thousand (100,000) votes on the Proposals. The holders of the Common Shares and the Series B Preferred Shares will vote on the Proposals as a single class.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your Shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the Shares on October 15, 2021.
If you attend the Meeting, you may revoke your proxy and vote in person.
BY ORDER OF THE BOARD OF DIRECTORS

Petros Panagiotidis
Chairman and Chief Executive Officer

October 20, 2021
Limassol, Cyprus

CASTOR MARITIME INC.
______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 30, 2021
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Castor Maritime Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, at 6:00 p.m. local time on November 30, 2021, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about October 20, 2021, to shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The Board of Directors (the “Board”) has fixed the close of business on October 15, 2021 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof. The Company had issued and outstanding 94,610,088 common shares, par value $0.001 per share (the “Common Shares”) and 12,000 shares of our Series B Preferred Shares, par value $0.001 per share (the “Series B Preferred Shares” and, together with the Common Shares, the “Shares”). Each shareholder of record on the Record Date is entitled to one (1) vote for each Common Share and one hundred thousand (100,000) votes for each Series B Preferred Share then held. The holders of the Common Shares and the Series B Preferred Shares shall vote on the Proposals (as defined below) as a single class. One or more shareholders representing at least one-third of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders (the “Proposals”).

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Board consists of three directors. As provided in the Company’s Articles of Incorporation, the Board has been divided into three classes and each director is elected to serve for a three-year term. Directors elected to the Board serve until the annual meeting of shareholders three years after their election or until a director’s successor is duly elected. The term of the director in Class A expires at the Meeting. The term of the director in Class B will expire at the 2022 Annual Meeting of Shareholders and the term of the director in Class C will expire at the 2023 Annual Meeting of Shareholders.

The Board has nominated Georgios Daskalakis, currently a Class A Director, whose term expires at the Meeting or whenever his successor is duly elected.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the person named in the enclosed proxy intends to vote the shares authorized thereby FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the person named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.

Nominee for Election to the Company’s Board

Information concerning the nominee for director of the Company is set forth below:

Name	Age	Position
Georgios Daskalakis	31	Director

Georgios Daskalakis has been a non-executive member of our Board since our establishment in September 2017 and he is currently the chairman of our Audit Committee. George has been employed since 2017 by M/Maritime Corp., a privately owned dry cargo shipping company, holding a number of senior positions. As of today, he is the Chief Commercial Officer and Chairman of the Board of Directors of M/Maritime. Prior to that he worked in various roles in the shipping industry with Minerva Marine Inc, a major Greece based diversified shipping entity and Trafigura Maritime Logistics PTE Ltd. He holds a Bachelor's degree from Babson College with a concentration on Economics and Finance as well as a Master of Science degree in Shipping, Trade and Finance from the Costas Grammenos Centre for Shipping, Trade and Finance, Cass Business School, City University of London.

Audit Committee.  The Board has established an Audit Committee, which is responsible for reviewing the Company’s accounting controls and recommending to the Board the engagement of the Company’s outside auditors. The Audit Committee currently consists of Georgios Daskalakis and Dionysios Makris.

Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR.  PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the selection of Deloitte Certified Public Accountants S.A. (“Deloitte”) as the Company’s independent auditors for the fiscal year ending December 31, 2021.

Deloitte has advised the Company that Deloitte does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR OF 2021. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s latest annual report to shareholders on Form 20-F (the “Annual Report”) and this Proxy Statement are available on the Company’s website at www.castormaritime.com. Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Annual Report. To request a copy, please call Castor Maritime Inc. at (+357) 25-357-767, or write to Mr. Petros Panagiotidis at Castor Maritime Inc., 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

By Order of the Board of Directors

Petros Panagiotidis
Chairman and Chief Executive Officer

October 20, 2021
Limassol, Cyprus